RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-203433

The information in this pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion:
Dated July 14, 2015

to the Product Prospectus Supplement FIN-1 Dated April
30, 2015, Prospectus Dated April 30, 2015, and Prospectus
Supplement Dated April 30, 2015
$ __________ Floating Rate Notes with Step Up Cap, Due July 30, 2020 Royal Bank of Canada

Royal Bank of Canada is offering the Floating Rate Notes with Step Up Cap (the “Notes”) described below.

The CUSIP number for the Notes is 78012KFF9.

The Notes will pay interest quarterly, on the 30th day of January, April, July and October of each year, commencing on October 30, 2015 and ending on the Maturity Date. Interest will accrue at the following rates during the indicated years of the term of the Notes:

•	Years 1-5:	3 Month USD LIBOR + 1.00%, subject to the applicable Coupon Cap.

The Coupon Cap will be as follows:

•	Year 1:	1.50%

•	Year 2:	2.00%

•	Year 3:	2.75%

•	Year 4:	3.25%

•	Year 5:	4.25%

The Notes will not be listed on any U.S. securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated April 30, 2015, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated April 30, 2015 and “Additional Risk Factors” on page P-6 of this pricing supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets, LLC will offer the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at a purchase price that is expected to be between 99.40% and 100% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-5 below.

To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about July 30, 2015, against payment in immediately available funds.

RBC Capital Markets,  LLC

Floating Rate Notes with Step Up Cap, Due July 30, 2020

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series G

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	July 27, 2015

Issue Date:	July 30, 2015

Maturity Date:	July 30, 2020

CUSIP:	78012KFF9

Interest Rate:	Years 1-5: 3 Month USD LIBOR + the Spread, subject to the applicable Coupon Cap. In no event will the interest rate be less than 0% per annum.

Spread:	1.00%

Reference Rate:	3 Month USD LIBOR, as reported on Reuters Page LIBOR01 or any successor page

Coupon Cap:	Year 1: 1.50% Year 2: 2.00% Year 3: 2.75% Year 4: 3.25% Year 5: 4.25%

Day Count Fraction:	30/360

Type of Note:	Floating Rate Notes

Interest Payment Dates:
Quarterly, in arrears, on the 30th day of January, April, July and October of each year, commencing on October 30, 2015 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed on S-16 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.

Interest Determination Dates:	The Reference Rate is set two London business days prior to the start of the applicable Interest Period.

Redemption:	Not Applicable.

Survivor’s Option:	Not Applicable.

RBC Capital Markets,  LLC

Floating Rate Notes with Step Up Cap, Due July 30, 2020

U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Please see the discussion in the accompanying product prospectus supplement FIN-1 dated April 30, 2015 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences—Where the term of your notes will exceed one year—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes,” and the accompanying prospectus dated April 30, 2015 under the section entitled “Tax Consequences—United States Taxation.”

Calculation Agent:	RBC Capital Markets, LLC

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated April 30, 2015).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated April 30, 2015, as modified by this pricing supplement.

RBC Capital Markets,  LLC

Floating Rate Notes with Step Up Cap, Due July 30, 2020

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated April 30, 2015, as supplemented by the prospectus supplement dated April 30, 2015 and the product prospectus supplement FIN-1 dated April 30, 2015, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated April 30, 2015, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated April 30, 2015 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003442/l429151424b3.htm

Prospectus Supplement dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003446/n429152424b3.htm

Product Prospectus Supplement FIN-1 dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003467/a430153424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement FIN-1, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets,  LLC

Floating Rate Notes with Step Up Cap, Due July 30, 2020

HISTORICAL INFORMATION

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

The Reference Rate was 0.2858% on July 10, 2015. The graph below sets forth the historical performance of the Reference Rate from July 10, 2010 through July 10, 2015.

Source: Bloomberg L.P.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

ICE BENCHMARK ADMINISTRATION LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, EITHER AS TO THE RESULTS TO BE OBTAINED FROM THE USE OF ICE LIBOR AND/OR THE FIGURE AT WHICH ICE LIBOR STANDS AT ANY PARTICULAR TIME ON ANY PARTICULAR DAY OR OTHERWISE. ICE BENCHMARK ADMINISTRATION LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE IN RESPECT OF ANY USE OF ICE LIBOR.

RBC Capital Markets,  LLC

Floating Rate Notes with Step Up Cap, Due July 30, 2020

ADDITIONAL RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement, prospectus supplement and prospectus. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes Is Capped. The interest rate on the Notes for each quarterly interest period is capped for that period at the applicable maximum interest rate set forth above.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We expect that delivery of the Notes will be made against payment for the Notes on or about July 30, 2015, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated April 30, 2015. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated April 30, 2015.

After the initial offering of the Notes, the price to the public may change. To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes. Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets,  LLC